EXHIBIT 21.1

Subsidiaries of Quad M Solutions, Inc.

Subsidiary Name	% of Ownership	Jurisdiction of Incorporation
NuAxess 2, Inc.	100%	Delaware
OpenAxess, Inc.	100%	Texas
PrimeAxess, Inc.	51%	Texas
PrimeAxess 2, Inc.	51%	Texas